July 26, 2024

Chee Hoong Lew
Chief Executive Officer
WF Holding Limited
Lot 3893, Jalan 4D
Kg. Baru Subang
Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

       Re: WF Holding Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 10, 2024
           CIK No. 0001980210
Dear Chee Hoong Lew:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
February 20, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Cover Page

1. We note your response to prior comment 1 and reissue it. Please note that you must identify the number of shares being offered pursuant to Item 501(b)(2) of Regulation S-K.
       Your disclosure appears to make the offering size dependent upon the offering price; for
       instance, and without limitation,    The actual number of shares we will
offer will be
       determined based on the actual initial public offering price.    Refer
to Rule 430A, Rule
       424(b), and Questions 227.02 and 227.03 of the Securities Act Rules Compliance and
       Disclosure Interpretations for additional guidance.
 July 26, 2024
Page 2

Use of Proceeds, page 27

2.     We note your disclosures on pages 4 and 45 that you plan to use a
portion of    the net
       proceeds from this offering to finance the acquisition of an FRP extruder company and other businesses or companies that complement our product offering. Please revise your disclosure in this section to provide the information required by Item 3.C of Form 20-F.
Capitalization, page 29

3. Please update the capitalization table as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 33

4. Please revise to discuss your material cash requirements in the short-term and separately in the long-term, including your leases and your term loans as disclosed on pages F-17 and 34, respectively. Refer to Item 5.B.3 of Form 20-F.
Business
Customers, Sales and Marketing, page 44

5. We note your revisions in response to prior comment 13 and reissue in part. Please address the part of that comment requesting disclosure as to your expected timing, milestones, and material obstacles to overcome in expanding your operations in Malaysia and Australia. Further, we note your disclosure that for the year ended December 31,
       2023, approximately 43% of your revenues were generated from sales in Malaysia, whereas in the prior year approximately 70% of your revenues were generated from sales in Malaysia. This disclosure appears inconsistent with your response that you intend to expand your operations in Malaysia. Please revise to clarify. Finally, please revise your
       MD&A to identify any related trend information that is reasonably likely to have a material effect on your results of operations or financial condition. Related Party Transactions, page 58

6. We note your revisions in response to prior comment 15. Please update this section to also provide the information as of the date of the document. Refer to Item 7.B of Form 20-F.
General

7. We note your response to prior comment 10. Please further revise your disclosure and/or exhibit index to clarify whether the two term loan agreements and their respective ancillary agreements are filed as exhibits.
8. We note your response to prior comment 17. Please further address the following:
           Revise the cover page and summary of each prospectus to disclose the number of shares being offered in the other offering.
           Identify the number of shares being offered in the resale offering on page 8.
           Disclose whether the resale offering is conditioned upon the initial public offering and/or Nasdaq listing.
           Disclosure on page 57 indicates none of the shareholders listed in the beneficial
 July 26, 2024
Page 3

           ownership table are participating in the resale offering, yet these shareholders own
           100% of your outstanding shares; revise as appropriate to reconcile this apparent inconsistency.
9. We note that six shareholders are listed in the table of beneficial ownership on page 57, with disclosure indicating that none are participating in the resale offering, yet disclosure on page 59 indicates that you have six shareholders of record. Please revise to reconcile this apparent inconsistency, or otherwise explain in your tables of beneficial ownership and selling shareholders how the resale shares are held.
10. Many of the comments contained in this letter have numerous components. To facilitate the staff's analysis of your disclosure, your response letter should separate each comment and component and reproduce the disclosure and the specific location in your filing where you believe the SEC's concern is addressed, including page number references.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Kevin (Qixiang) Sun